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                          [UNITED COMMUNITY LETTERHEAD]



                                February 8, 2006


U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

         Re:      United Community Bancorp
                  Registration Statement on Form S-1
                  Registration Statement on Form 8-A
                  Request for Acceleration of Effectiveness
                  File No. 333-130302

Ladies and Gentlemen:

         Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, United Community Bancorp (the "Company") hereby requests that said Registration Statement on Form S-1 be declared effective on February 10, 2006, at 3:00 p.m. or as soon thereafter as practicable. Pursuant to Rule 12d1-2(c)(2), the Company's Registration Statement on Form 8-A will become effective upon the effectiveness of the Registration Statement on Form S-1.

         Furthermore, the Company hereby acknowledges that:

              o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

              o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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U.S. Securities and Exchange Commission
February 8, 2006
Page 2


              o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

         If you have any questions regarding this request, please telephone Edward G. Olifer of Muldoon Murphy & Aguggia LLP at (202) 362-0840.

                                        Very truly yours,

                                        UNITED COMMUNITY BANCORP


                                        /s/ William F. Ritzmann

                                        William F. Ritzmann
                                        President and Chief Executive Officer





cc:      Michael R. Clampitt, Securities and Exchange Commission

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                   [KEEFE, BRUYETTE & WOODS, INC. LETTERHEAD]





                                February 8, 2006


U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

         Re:      United Community Bancorp
                  Registration Statement on Form S-1
                  Request for Acceleration of Effectiveness
                  File No. 333-130302

Ladies and Gentlemen:

         In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join United Community Bancorp in requesting that the above-referenced Registration Statement on Form S-1 be declared effective on February 10, 2006 at 3:00 p.m. or as soon thereafter as practicable.

                                        Very truly yours,


                                        /s/ Harold T. Hanley
                                        ----------------------------------------
                                        Harold T. Hanley
                                        Managing Director






cc:      Michael R. Clampitt, Securities and Exchange Commission